Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

By Courier	September 27, 2007

Dear Ms. Cvrkel

Air France-KLM Annual Report on Form 20-F for the year ended March 31, 2007 filed July 9, 2007 (File No. 001-32139)

As requested in the Staff’s comment letter dated August 23, 2007 on the above referenced annual report on Form 20-F (the “Annual Report”) of Air France-KLM, Air France-KLM hereby acknowledges the following:

•	Air France-KLM is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Air France-KLM may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Philippe Calavia

cc:	Jean Yu, Division of Corporate Finance
Dominique Barbarin, Air France-KLM
Jean-Marc Bardy, Air France-KLM
Michel Cascarino, Air France-KLM
Pascal Pincemin/Jean-Pierre Agazzi, Deloitte Touche Tohmatsu
Jean-Paul Vellutini/Jean Blascos, KPMG S.A.
Tom O’Neill, Linklaters